UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

First Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

320222 10 2
(CUSIP Number)

David W. Mann
800 Washington Avenue
Waco, Texas  76701
(254) 757-2424
____________________
(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications)

December 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 320222 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). David W. Mann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	228,530
	8.	Shared Voting Power	102,898
	9.	Sole Dispositive Power	228,530
	10.	Shared Dispositive Power	102,898
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		331,428
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		82.4%*
14.	Type of Person Reporting (See Instructions)		IN

*          Based on 402,058 shares of Common Stock of the Issuer outstanding as of December 29, 2006.

Introductory Statement

The purpose of this Amendment No. 6 is to report the conversion of a convertible note and the expiration of an option to acquire common stock of the Issuer, both held by a limited partnership of which the Reporting Person, David W. Mann, is a general and limited partner, and as a result of which the beneficial ownership of Mr. Mann of common stock of First Financial Corporation may be deemed to have decreased.

Item 1.                         Security and Issuer.

This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation, a Texas corporation (the "Issuer").  The address of the Issuer's principal executive offices is 800 Washington Avenue, Waco, Texas 76701.

Item 2.                         Identity and Background.

(a) - (c)            David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701.  Mr. Mann's principal occupations are president, chief executive officer, chief financial officer and a director of the Issuer; chairman of the board of First Preference Mortgage Corp., a Texas corporation and a subsidiary of the Issuer, the address of which is 800 Washington Avenue, Waco, Texas 76701; and president and a director of Citizen's State Bank of Woodville (Texas), a Texas banking association, whose address is P.O. Box 109, Woodville, Texas 75979.  Mr. Mann is also an officer and director of certain insurance agencies and insurance companies and holds management positions with several other business entities.

(d)                Mr. Mann has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                Mr. Mann has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Mr. Mann is a citizen of the United States of America.

Item 3.                         Source and Amount of Funds or Other Consideration.

Prior Transactions.  As previously reported and more fully described in Amendment No. 3 to the Reporting Person's Schedule 13D, on December 13, 2005, JRPM Investments, Ltd. ("JRPM") and Bluebonnet Investments, Ltd. ("BIL") entered into a Note Purchase Agreement with the Issuer.  JRPM is a limited partnership of which Mr. Mann is a 0.5% general partner, the sole owner of the other 0.5% general partner, and a 68.37% limited partner.  The sole general partner of BIL is a corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by The David W. Mann 1990 Trust.  (For further information about this trust, see Item 5.)  Pursuant to the terms of the Note Purchase Agreement, BIL loaned the Issuer $350,000 in exchange for a promissory note in that principal amount ("Note 1") and JRPM loaned an aggregate $850,000 to the Issuer in exchange for two convertible promissory notes in the principal amounts of $350,000 ("Note 2") and $500,000 ("Note 3"), respectively.  JRPM funded the loan amount through working capital and an unsecured loan in the amount of $125,000 from the Robert A. Mann Foundation, which loan is payable by December 31, 2006, with interest payable monthly at the rate of interest published by The Wall Street Journal (the "WSJ") as the base rate on corporate loans.

The principal amounts of Notes 2 and 3 were convertible into shares of Common Stock at the election of the holder.  The conversion price of Note 2 was equal to the greater of $2.50 per share or the book value per share as of the date of conversion.  Unless book value per share exceeded $2.50 on the date of conversion, Note 2 was convertible into 140,000 shares.  Note 3 was convertible into 326,472 shares at a conversion price of $1.5315249 per share. The conversion prices of Notes 2 and 3 (and therefore the numbers of shares into which these Notes were convertible) were subject to adjustment under customary anti-dilution provisions.

The Note Purchase Agreement also granted JRPM an option (the "Option") to acquire up to the number of shares that is equal to $350,000 divided by the exercise price of the option, which is equal to the greater of $5.00 per share or the book value per share on the date of exercise.  Thus, the maximum number of shares of Common Stock that can be acquired upon the full exercise of the Option is 70,000. Like Notes 2 and 3, the Option exercise price is subject to adjustment under customary anti-dilution provisions. The Option is exercisable in whole or in part from date of issuance until December 31, 2006.

As previously reported and more fully described in Amendment No. 4 to the Reporting Person's Schedule 13D, on May 16, 2006, the Issuer, JRPM and BIL entered into a Secured Debt Settlement Agreement pursuant to which, among other things (i) all amounts due under Notes 1 and 2, and $150,000 of Note 3, were fully satisfied, and (ii) JRPM agreed to convert the $350,000 remaining principal balance due on Note 3 on or after November 15, 2006, but no later than December 31, 2006.

Recent Events.  On December 29, 2006, JRPM converted the $350,000 remaining principal balance due on Note 3 at the conversion price specified in Note 3, for which JRPM received 228,530 shares of Common Stock.  In addition, on December 31, 2006, the Option expired by its terms without being exercised.

Item 4.                       Purpose of Transaction.

Entities affiliated with Mr. Mann entered into the transactions described in Item 3 for the purpose of compromising and settling all of the secured debt of the Issuer and its principal operating subsidiary held by them.  As reported in Item 5 below, Mr. Mann may be deemed to have beneficial ownership of shares of Common Stock by virtue of having sole or shared voting or dispositive power with respect to such shares as a result of the positions he holds with entities that hold shares of Common Stock directly or with entities that control other entities that hold shares of Common Stock directly.

Mr. Mann currently has no intention to proceed with any further plan or proposal that would result in (a) the acquisition or disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

As a person who may be deemed to have beneficial ownership of shares of Common Stock, however, Mr. Mann intends to review continuously his investment, and the investment by entities with which he is affiliated, in the Common Stock; the Issuer's business, board of directors, management, operations, financial results and condition and prospects; conditions in the securities markets generally; and general economic and industry conditions.  Mr. Mann may, in light of his continuing review of these factors, change his intention with respect to any or all of the matters referred to in this Item 4 and may formulate a plan or proposal relating to one or more of such matters.  In addition, in his capacity as an officer and a director of the Issuer and its subsidiaries, Mr. Mann may discuss one or more of the matters enumerated above with the other officers and directors of the Issuer, and may formulate and effectuate a plan or proposal relating to one or more of the matters enumerated above.  Effectuation of most or all such plans or proposals would require action by the Issuer's board of directors.

Item 5.                   Interest in Securities of the Issuer.

(a)        David W. Mann may be deemed the beneficial owner of 331,428 shares of the Common Stock, which shares represent 82.4% of the outstanding shares of such stock based on the number of shares of Common Stock (402,058 shares) outstanding as of December 31, 2006.

(b)        Mr. Mann's beneficial ownership of such shares is as follows:

(i)                  102,898 shares of Common Stock are held directly by FFHL, of which the general partners are Mr. Mann and FFC Holdings, Inc. ("Holdings"), a Texas corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by the David W. Mann 1990 Trust (the "1990 Trust").  The sole beneficiaries of the 1990 Trust are David W. Mann, his spouse and his descendants.  The trustee of the 1990 Trust is Harold E. Allison III, who has reported his beneficial ownership of such shares on the Schedule 13D filed on July 30, 2001 as amended by Amendment No. 1 to Schedule 13D filed on April 11, 2002 and Amendment No. 2 to the Schedule 13D filed on November 20, 2003.  Mr. Mann may be deemed to share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 102,898 shares of Common Stock held directly by FFHL with Mr. Allison.  The answer to Item 2 of this Schedule 13D/A and the answer to Item 2 to Amendment No. 2 to Schedule 13D filed by Mr. Allison on November 20, 2003 with respect to his beneficial ownership of shares of Common Stock are incorporated by reference in partial response to this Item 5(b).

(ii)                228,530 shares of Common Stock are held directly by JRPM, the general partners of which are Mr. Mann, individually, and RAM Investors, Inc. ("RAM"), a corporation solely owned by Mr. Mann.  Mr. Mann has sole voting and dispositive power with respect to these shares.

(c)              As described in Item 3, on December 29, 2006, JRPM converted the $350,000 remaining principal balance due on Note 3.  The Reporting Person has not engaged in any other transactions during the past sixty days involving the Common Stock.

(d)              As owner, FFHL has the right to receive dividends from, or the proceeds from the sale of, 102,898 shares of the Common Stock.  As general partners in FFHL, Holdings and Mr. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, such 102,898 shares.  As owner, JRPM has the right to receive dividends from, or the proceeds from the sale of, 228,530 shares of the Common Stock.  As general partners in JRPM, RAM and Mr. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, such 228,530 shares.

(e)                Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                          Material to be Filed as Exhibits.

A.             Item 2 to the Amendment No. 2 to the Schedule 13D filed by Harold E. Allison III and Annie Laurie Miller on November 20, 2003, with respect to the Issuer's securities (incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 2, 2007
                                 Date

                          /s/David W. Mann
                          David W. Mann

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement;  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)